As filed with the Securities and Exchange Commission on June 5, 2002
Registration No. 333-85160

SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

AMENDMENT NO. 2
TO
FORM S-3
REGISTRATION STATEMENT
UNDER
THE SECURITIES ACT OF 1933

QUESTCOR PHARMACEUTICALS, INC.
(Exact Name of Registrant as Specified in Its Charter)

CALIFORNIA	2834	33-0476164
(State or Other Jurisdiction of Incorporation or Organization)	(Primary Standard Industrial Classification Code Number)	(I.R.S. Employer Identification Number)

3260 Whipple Road
Union City, California 94587
(510) 400-0700
(Address, Including Zip Code, and Telephone Number, Including Area Code, of Registrant’s Principal Executive Offices)

Agent For Service:	Copies To:
Charles J. Casamento	David A. Hahn, Esq.
Chief Executive Officer	Latham & Watkins
Questcor Pharmaceuticals, Inc.	701 B Street, Suite 2100
3260 Whipple Road	San Diego, California 92101
Union City, California 94587	(619) 236-1234
(510) 400-0700

Approximate date of commencement of proposed sale to the public: From time to time after the effective date of this Registration Statement.

If the only securities being registered on this Form are being offered pursuant to dividend or interest reinvestment plans, please check the following box.  ☐

If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, other than securities offered only in connection with dividend or interest reinvestment plans, check the following box.  ☒

If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box.  ☐

CALCULATION OF REGISTRATION FEE

Title of Securities to be Registered	Amount to be Registered(1)	Proposed Maximum Offering Price Per Share(2)	Proposed Maximum Offering Price(2)	Amount of Registration Fee

Common Stock, no par value per share	4,467,087	$1.795	$8,018,421.17	$737.70(3)

(1)	Includes 2,848,100 shares of common stock issuable upon conversion or redemption of debentures and 1,618,987 shares of common stock issuable upon exercise of warrants.
(2)
Estimated solely for the purpose of calculating the registration fee in accordance with Rule 457(c) based on the average of the high and low reported sales prices on the American Stock Exchange on March 25, 2002.

(3)	Previously paid by wire transfer on March 28, 2002.

The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the Registration Statement shall become effective on such date as the Securities and Exchange Commission, acting pursuant to said Section 8(a), may determine.

SUBJECT TO COMPLETION—DATED JUNE 5, 2002

The information in this prospectus is not complete and may be changed. We may not sell these securities until the registration statement filed with the Securities and Exchange Commission is effective. This prospectus is not an offer to sell these securities and it is not a solicitation of an offer to buy these securities in any state where the offer or sale is not permitted.

PROSPECTUS

4,467,087 Shares

QUESTCOR PHARMACEUTICALS, INC.

Common Stock

The stockholders named on page 14 are selling up to 4,467,087 shares of our common stock.

Our common stock is listed on the American Stock Exchange under the symbol “QSC.” On June 4, 2002, the last sale price of our common stock as reported on the American Stock Exchange was $1.67.

See “ Risk Factors” beginning on page 4 for factors that you should consider before investing in the shares of our common stock.

Neither the Securities and Exchange Commission nor any state securities commission has approved of disapproved of these securities or passed upon the adequacy or accuracy of the prospectus.

The date of this prospectus is                 , 2002.

The terms “Questcor,” “Company,” “we,” “our,” “ours” and “us” refer to Questcor Pharmaceuticals, Inc. and its consolidated subsidiaries, unless the context requires otherwise, and not to the selling stockholders. All references to “common stock” refer to our common stock, no par value per share.

QUESTCOR PHARMACEUTICALS, INC.

We are an integrated specialty pharmaceutical company focused on the development, acquisition, and marketing of acute care and critical care hospital/specialty pharmaceutical and related healthcare products.  Since the completion of our merger with RiboGene, Inc. in November 1999, we have focused our resources on: i) acquiring new products, ii) increasing the sales of our existing products, and iii) out-licensing and partnering our research and development stage products.

Our strategy includes acquiring marketed or near-to-market products that complement existing products and, where appropriate, forming corporate alliances to facilitate and fund the clinical development of our drug candidates. We currently market four products through our internal sales force in the U.S. We expect to launch a fifth product in the U.S. in the first half of 2002, and we market a sixth product in Italy through a strategic partner. Our current products target pediatric neurologists, gastroenterologists, physicians who specialize in kidney disease, known as nephrologists, transplant centers and nuclear medicine centers.

The four products we currently market in the U.S. are: HP Acthar® Gel (“Acthar”), an injectable drug that helps patients with infantile spasm, or West Syndrome; Ethamolin®, an injectable drug used to treat enlarged weakened blood vessels at the entrance to the stomach that have recently bled, known as esophageal varices; and Glofil™125 and Inulin in Sodium Chloride, which are both injectable agents that assess the kidney by measuring glomerular filtration rate, or kidney function. Additionally, we earn royalties from our strategic partner, Crinos Industria Farmacobiologica S.p.A., on sales in Italy of Pramidin®, an intranasal form of metoclopramide, a medication used for the treatment of nausea and vomiting, for the treatment of various gastrointestinal disorders. We recently acquired the U.S. rights to market VSL#3™, a patented probiotic. Probiotics are living organisms in foods and dietary supplements, which, upon ingestion in certain numbers, improve the health of the host beyond their inherent basic nutrition. We intend to market VSL#3 as a dietary supplement, to promote normal gastrointestinal function.

Consistent with our efforts to focus on sales and marketing, we have reduced spending on research and development. Accordingly, we have entered into several agreements with pharmaceutical and biotechnology companies to further the development of certain technology acquired from RiboGene. In January 2002, we signed a revised Letter of Understanding with Fabre Kramer Pharmaceuticals, which anticipates a license agreement whereby Fabre Kramer will manage and provide funding for the clinical development programs for Hypnostat™, an intranasal medication used to treat insomnia, and Panistat™, an intranasal medication used to treat anxiety and panic disorders. Our antifungal drug discovery program has been partnered with Tularik, Inc. of South San Francisco, CA; our antiviral drug discovery program has been partnered with Rigel Pharmaceuticals, Inc. of South San Francisco, CA; and our antibacterial program has been partnered with Dainippon Pharmaceuticals Co., Ltd. of Osaka, Japan.

Our executive offices are located at 3260 Whipple Road, Union City, California 94587. Our telephone number is (510) 400-0700.

RISK FACTORS

You should carefully consider the following risk factors, in addition to the other information included in this prospectus, before purchasing our shares of common stock. Each of these risks could adversely affect our business, financial condition and results of operations, as well as adversely affect the value of an investment in our common stock.

We have a history of operating losses and may never generate sufficient revenue to achieve profitability.

We have a history of consistent operating losses. Our operating losses from inception through December 31, 2001 were $74.2 million, of which $8.7 million represented the loss for the year ended December 31, 2001. Further substantial operating losses are expected to continue over the next year. If we are unable to achieve our sales forecast and maintain expenses in a way that allows us to reach “breakeven” by the end of 2002, substantial operating losses will continue to occur. To date, our revenues have been generated principally from sales of Acthar, Ethamolin, Glofil-125, and Inulin, the licensing of rights to commercialize certain research technology and the manufacturing of our proprietary topical triple antibiotic wound care product for our over-the-counter marketing partner, NutraMax Products, Inc. During 2001, we discontinued the Neoflo product line and we discontinued all work on Cordox. We do not expect Hypnostat, Panistat, Migrastat, Ceresine, or any of the compounds we currently have in pre-clinical testing to be commercially available for a number of years, if at all. Further, our revenues from the sale of Emitasol will also be dependent on FDA approval and the development of Emitasol in conjunction with a new strategic partner which has not yet been obtained. In December 2001, we acquired the U.S. rights to market VSL#3, a patented probiotic. We intend to begin generating sales of VSL#3 in the first half of 2002. Our ability to achieve a consistent, profitable level of operations will be dependent in large part upon our ability to:

•	finance operations with external capital until positive cash flows are achieved,

•	finance and acquire additional marketed products,

•	increase sales of current products,

•	finance the future growth of our sales/marketing and customer service organization,

•	enter into agreements with corporate partners for the development of Emitasol,

•
properly and timely perform the transfer of the manufacturing of our products to new contract manufacturers including receiving the appropriate approvals from the FDA and other regulatory authorities, and

•	continue to receive products from our sole-source contract manufacturers on a timely basis and at acceptable costs.

With the exception of VSL#3, no new product launches are planned. If we are unable to generate sufficient revenues from the sale of our products, or if we are unable to contain costs and expenses, we may not achieve profitability and may ultimately be unable to fund our operations.

Our inability to secure additional funding could lead to a loss of your investment.

Although we recently completed a $4.0 million convertible debenture offering with institutional investors, this investment combined with our cash on hand may not be adequate for us to fund operations or reach cash flow breakeven. In addition, if further capital investments do not materialize, or if such investments cannot be completed at attractive terms to us, or if we are unable to receive any additional capital investments at all, this may further limit our ability to fund operations. In order to conduct our operating activities, we will require substantial additional capital resources in order to acquire new products, increase sales of existing products, and maintain our operations. Our future capital requirements will depend on many factors, including the following:

•	existing product sales performance,

•	sales performance of VSL#3,

•	cost maintenance and potential future expansion of our sales force,

•	achieving lower cost of goods sold and better operating efficiencies,

•	obtaining product from our sole-source contract manufacturers and completing the site transfer to new contract manufacturers,

•	acquiring additional product candidates, and

•	the status of the equity markets, in general, and investor’s tolerance for risk.

Based on our internal forecast and projections, we believe that our cash on hand at December 31, 2001, together with the $4.0 million of cash raised through the issuance of the convertible debentures and the cash to be generated through the expected sales of our products, will be sufficient to fund operations through December 31, 2002. We anticipate obtaining additional financing through corporate partnerships and public or private debt or equity financings. However, additional financing may not be available to us on acceptable terms, if at all. Further, additional equity financings will be dilutive to our shareholders. If sufficient capital is not available, then we may be required to delay, reduce the scope of, eliminate or divest one or more of our product acquisition or manufacturing efforts. If the time required to generate product revenues and achieve profitability is longer than anticipated, we may not be able to achieve cash flow breakeven by the end of 2002 or fund operations beyond the end of 2002.

If we are unable to contract with third party manufacturers, we may be unable to meet the demand for our products and lose potential revenues.

We will rely on third party contract manufacturers to produce the clinical supplies for Emitasol, Ceresine, our marketed products, Acthar, Ethamolin, Glofil-125, Inulin and VSL#3, and other products that we may develop or commercialize in the future. Third party manufacturers may not be able to meet our needs with respect to timing, quantity or quality. All of our manufacturers are sole-source manufacturers and no currently qualified alternative suppliers exist. At this time, we have no contract manufacturers in place for clinical supplies of Emitasol and Ceresine. Aventis Pharmaceuticals Products, Inc. provides the final fill product for Acthar under our Asset Purchase Agreement with them until July 27, 2002. Additionally, we do not have a contract in place for the supply of Acthar’s active pharmaceutical ingredient. We are currently seeking a new vendor to provide the supply of Acthar’s active pharmaceutical ingredient and the final fill product for Acthar subsequent to July 27, 2002. Ethamolin is currently being manufactured by Schering-Plough Corporation on a purchase order basis, and we currently have no contract in place. We are in the process of transferring the manufacturing of Ethamolin to Ben Venue Laboratories. Since we do not have a formal Ethamolin manufacturing contract in place with Ben Venue, we intend to order inventory on a purchase order basis until a contract is in place. Glofil is manufactured by ISO-Tex Diagnostics, Inc. on a purchase order basis. The active pharmaceutical ingredient for Inulin is manufactured by Pfanstiehl Laboratories, Inc. under a contract we have with them, and the final fill product for Inulin is manufactured by Ben Venue on a purchase order basis. VSL#3 is supplied by VSL Pharmaceuticals, Inc. under a promotion agreement we have with them. VSL Pharmaceuticals, Inc. has the sole responsibility for manufacturing or acquiring the VSL#3 product.

If we are unable to contract for a sufficient supply of our required products and substances on acceptable terms, or if we should encounter delays or difficulties in our relationships with our manufacturers, or if the site transfers and the corresponding approval by the FDA and other regulatory authorities does not occur on a timely basis at the appropriate costs to us, we will lose sales and our clinical testing could be delayed, leading to a delay in the submission of products for regulatory approval or the market introduction and subsequent sales of these products. Moreover, contract manufacturers that we may use must continually adhere to current good manufacturing practices regulations enforced by the FDA. If the facilities of these manufacturers cannot pass an inspection, we may lose the FDA approval of our products. During December of 2001, we were on backorder for Ethamolin and Acthar due to manufacturing constraints at two of our third party contract manufacturers. We cannot guarantee that we will not have backorders in the future for Ethamolin and Acthar or any of our current or future products. Failure to obtain products for sale for any reason may result in an inability to meet product demand and a loss of potential revenues.

If our revenues from sales of Acthar decline, we may not have sufficient revenues to fund our operations.

We rely heavily on sales of Acthar. For the quarter and the year ended December 31, 2001, Acthar revenues comprised 75% and 41%, respectively, of our total product revenues. We expect that Acthar could contribute to a significant portion of our revenues for 2002. Although our goal is to actively promote Acthar, and we have no reason to believe Acthar will not be successful, we cannot predict whether the strong demand for Acthar will continue in the future or that we will continue to generate significant revenues from sales of Acthar. If the demand for Acthar declines, or if we are forced to reduce the price, our revenues from the sale of Acthar would decline. If the cost to produce Acthar increases, our gross margins on the sale of Acthar would decline. If our revenues from the sale of Acthar decline or our gross margins on the sale of Acthar decline, our total revenues would be harmed and we may not have sufficient revenues to fund our operations.

If we lose the services of certain key personnel or are unable to hire skilled personnel in the future, our business will be harmed.

We are highly dependent on the services of Charles J. Casamento, Chairman, President, and Chief Executive Officer and Kenneth R. Greathouse, Vice President of Commercial Operations. While Mr. Casamento has executed an employment agreement, if we were to lose either Mr. Casamento or Mr. Greathouse as employees, our business could be harmed. Moreover, we do not carry key person life insurance for our senior management or other personnel. Additionally, the future potential growth and expansion of our business is expected to place increased demands on our management skills and resources. Although some increases in staffing levels are expected during 2002, these future demands are expected to require a substantial increase in management personnel to perform operational work as well as the development of additional expertise by existing management personnel. Accordingly, recruiting and retaining management and operational personnel to perform sales and marketing, business development, regulatory affairs, medical affairs and contract manufacturing in the future will also be critical to our success. We do not know if we will be able to attract and retain skilled and experienced management and operational personnel in the future on acceptable terms given the intense competition among numerous pharmaceutical and biotechnology companies, universities and other research institutions for such personnel. If we are unable to hire necessary skilled personnel in the future, our business could be harmed.

Our products may not be accepted by the market, which may result in lower future revenues as well as a decline in our competitive positioning.

Our current development program focuses on Emitasol, an intranasal medication used to treat nausea and vomiting. Emitasol could be developed for two indications: a decreased movement of the stomach region in diabetics causing fullness, bloating and nausea, known as diabetic gastroparesis, and delayed onset emesis, the vomiting associated with cancer chemotherapy patients. The diabetic gastroparesis drug candidate was being developed in collaboration with a subsidiary of Shire Pharmaceutical Group plc in the U.S. and had completed a Phase II clinical trial in the treatment of diabetic gastroparesis. With the expiration in July 2001 of the exclusive option to develop Emitasol held by Shire, development under this collaboration stopped. Further development of Emitasol is on hold pending our entering into an agreement with a future partner to fund the development of Emitasol. We also have two intranasal drug candidates, on which pilot trials have been conducted: Migrastat for the treatment of migraine headaches and Hypnostat for the treatment of insomnia. There is no guarantee that any of these drugs will successfully complete Phase III testing. Clinical trial results are frequently susceptible to varying interpretations by scientists, medical personnel, regulatory personnel, statisticians and others, which may delay, limit or prevent further clinical development or regulatory approvals of a product candidate. Also, the length of time that it takes for us to complete clinical trials and obtain regulatory approval for product marketing can vary by product and by the indicated use of a product. If one or more of these drugs fail to successfully pass Phase III testing, we would be unable to market or sell the product, which could result in lower future revenues as well as a decline in our competitive positioning.

Additionally, any products that we successfully develop, if approved for marketing, may never achieve market acceptance. These products, if successfully developed, will compete with drugs and therapies manufactured and marketed by major pharmaceutical and other biotechnology companies. Physicians, patients or the medical community in general may not accept and utilize the products that we may develop or that our corporate partners may develop.

The degree of market acceptance of any products that we develop will depend on a number of factors, including:

•	the establishment and demonstration of the clinical efficacy and safety of the product candidates,

•	their potential advantage over alternative treatment methods and competing products,

•	reimbursement policies of government and third-party payors, and

•	our ability to market and promote the products effectively.

The failure of our products to achieve market acceptance may result in lower future revenues as well as a decline in our competitive positioning.

We have no experience marketing VSL#3 and may be unsuccessful in doing so.

We currently have no sales and marketing experience with respect to VSL#3. We also do not know what the demand for VSL#3 will be. If the demand for VSL#3 is less than we anticipate, or we are unsuccessful in marketing VSL#3, our revenues from the sale of VSL#3 will be less than we are currently anticipating. Additionally, we intend to market VSL#3 as a dietary supplement. Dietary supplements typically are not reimbursable by healthcare providers. If VSL#3 is not reimbursable by healthcare providers, our sales of VSL#3 may be limited and the market acceptance for this product may be reduced.

A large percentage of our common stock is beneficially owned by one shareholder and its affiliates, who in the future could attempt to take over control of our management and operations or exercise voting power to advance their own best interests and not necessarily those of other shareholders.

Sigma-Tau Finanziaria S.p.A and its affiliates beneficially own, directly or indirectly, approximately 39% of our outstanding common stock as of March 31, 2002. Accordingly, these shareholders may control the outcome of certain shareholder votes, including votes concerning the election of directors, the adoption or amendment of provisions in our Articles of Incorporation, and the approval of mergers and other significant corporate transactions. This level of concentrated ownership may, at a minimum, have the effect of delaying or preventing a change in the management or voting control of us by a third party. It may also place us in the position of having our large shareholder take control of us and having new management inserted and new objectives adopted.

If our competitors develop and market products that are more effective than ours, our commercial opportunity will be reduced or eliminated.

The biotechnology and pharmaceutical industries are intensely competitive and subject to rapid and significant technological change. A number of companies are pursuing the development of pharmaceuticals and products which target the same diseases and conditions that we will target. For example, there are products on the market that compete with Acthar, Ethamolin, Glofil-125, Inulin, and VSL#3. Moreover, technology controlled by third parties that may be advantageous to our business may be acquired or licensed by competitors of ours, preventing us from obtaining this technology on favorable terms, or at all.

Our ability to compete will depend on our abilities to create and maintain scientifically advanced technology and to develop and commercialize pharmaceutical products based on this technology, as well as our ability to attract and retain qualified personnel, obtain patent protection or otherwise develop proprietary technology or processes and secure sufficient capital resources for the expected substantial time period between technological conception and commercial sales of products based upon our technology.

Acthar competes with newer agents, such as artificially manufactured forms of Acthar known as synthetic corticosteriods, immune system suppressants known as immunosuppressants, and anti-seizure medications (in the case of infantile spasms) and other types of anti-inflammatory products for various autoimmune conditions that have inflammation as a clinical aspect of the disease. Acthar is currently used in patients suffering from arthritis, multiple sclerosis, and infantile spasm.

Several companies offer sclerotherapy agents (chemicals injected into varicose veins that damage and scar the inside lining of the vein, causing it to close) that compete with Ethamolin. Other competitive agents include Scleromate™ (an injectable agent used to treat varicose veins and spider veins), Rubber Band Ligation methods (procedures in which bleeding esophageal varices are tied off at their base with rubber bands, cutting off the blood flow) such as the Multi-band Superview manufactured by Boston-Scientific, the Multi-band Six Shooter manufactured by Wilson-Cook, and the Multi-band Ligator manufactured by Bard and Octreotide® manufactured by Novartis. The competition to market FDA-approved active bleeding esophageal varices therapies is intense.

A number of companies offer both clinical competition as well as research competition to Glofil-125. The clinical competition includes serum creatinine and creatinine clearance methods (tests used to measure how quickly the kidney is able to clear creatinine, a natural chemical found in blood, from the blood) such as Tc-DTPA, which is manufactured by Mallinckrodt, Inc., as well as Omnipaque® (an injectable contrast media agent), which is manufactured by Sanofi, a division of Sanofi-Synthelabo. Research competition includes Conray®-iothalamate meglumine (an injectable contrast media agent), which is also manufactured by Mallinckrodt, Inc. and employed through the Mayo Clinic. The competition to market FDA-approved drugs to measure kidney function by evaluating glomerular filtration rate is intense.

We have identified Culturelle™ by ConAgra, Probiotica by Johnson and Johnson, and LiveBac® by Nutraceutix as competitors to VSL#3.

Several large companies’ products will compete with Emitasol in the delayed onset emesis market, including Zofran® (a medication used to prevent and treat chemotherapy induced nausea and vomiting) by Glaxo-Wellcome, Kytril® (a medication used to prevent and treat chemotherapy induced nausea and vomiting) by SmithKline Beecham and Reglan® (a medication used to prevent and treat chemotherapy induced nausea and vomiting) by A.H. Robins. These competitive products, however, are available in oral and intravenous delivery forms only. The competition to develop FDA-approved drugs for delayed onset emesis and diabetic gastroparesis is intense.

Many of the companies developing competing technologies and products have significantly greater financial resources and expertise in development, manufacturing, obtaining regulatory approvals and marketing than we do. Other smaller companies may also prove to be significant competitors, particularly through collaborative arrangements with large and established companies. Academic institutions, government agencies and other public and private research organizations may also seek patent protection and establish collaborative arrangements for clinical development, manufacturing and marketing of products similar to ours. These companies and institutions will compete with us in recruiting and retaining qualified sales and marketing and management personnel as well as in acquiring technologies complementary to our programs. We will face competition with respect to:

•	product efficacy and safety,

•	the timing and scope of regulatory approvals,

•	availability of resources,

•	reimbursement coverage,

•	price, and

•	patent position, including potentially dominant patent positions of others.

If our competitors succeed in developing technologies and drugs that are more effective or less costly than any that we are developing, our technology and future drugs may be rendered obsolete and noncompetitive. In addition, our competitors may succeed in obtaining the approval of the FDA or other regulatory approvals for drug candidates more rapidly than we will. Companies that complete clinical trials, obtain required regulatory agency approvals and commence commercial sale of their drugs before their competitors may achieve a significant competitive advantage, including patent and FDA marketing exclusivity rights that would delay our ability to market specific products. We do not know if drugs resulting from the joint efforts of our existing or future collaborative partner will be able to compete successfully with our competitors’ existing products or products under development or whether we will obtain regulatory approval in the U.S. or elsewhere.

If we fail to maintain or enter into new contracts related to collaborations and in-licensed or acquired technology and products, our product development and commercialization could be delayed.

Our business model has been dependent on our ability to enter into licensing and acquisition arrangements with commercial or academic entities to obtain technology or marketed products for development and commercialization. If we are unable to enter into any new agreements in the future, our development and commercialization efforts will be delayed. Disputes may arise regarding the inventorship and corresponding rights in inventions and know-how resulting from the joint creation or use of intellectual property by us and our licensors or scientific collaborators. We may not be able to negotiate additional license and acquisition agreements in the future on acceptable terms, if at all. In addition, current license and acquisition agreements may be terminated, and we may not be able to maintain the exclusivity of our exclusive licenses.

If collaborators do not commit sufficient development resources, technology, regulatory expertise, manufacturing, marketing and other resources towards developing, promoting and commercializing products incorporating our discoveries, our development progress will be stalled. Further, competitive conflicts may arise among these third parties that could prevent them from working cooperatively with us. The amount and timing of resources devoted to these activities by the parties could depend on the achievement of milestones by us and otherwise generally may be controlled by other parties. In addition, we expect that our agreements with future collaborators will likely permit the collaborators to terminate their agreements upon written notice to us. This type of termination would substantially reduce the likelihood that the applicable research program or any lead candidate or candidates would be developed into a drug candidate, would obtain regulatory approvals and would be manufactured and successfully commercialized.

If none of our collaborations are successful in developing and commercializing products, or if we do not receive milestone payments or generate revenues from royalties sufficient to offset our significant investment in product development and other costs, then our business could be harmed. Disagreements with our collaborators could lead to delays or interruptions in, or termination of, development and commercialization of certain potential products or could require or result in litigation or arbitration, which could be time-consuming and expensive and may result in lost revenues and substantial legal costs which could negatively impact our results from operations.

If we are unable to settle the dispute surrounding our collaboration agreement with Shire Pharmaceuticals Group plc, we may incur increased legal and/or litigation expenses and lost revenues from delays in the commercialization of Emitasol.

Under a collaboration agreement between Shire (after its acquisition of Roberts Pharmaceuticals) and us, Shire had the option to acquire exclusive North American rights to Emitasol. This option expired in July 2001. Under that collaboration agreement, we were obligated to fund one-half of the clinical development expenses for Emitasol up to an aggregate of $7 million. Through December 31, 2001, we have made development payments for Emitasol, under the terms of the agreement with Shire, totaling $4.6 million, which consists of $4.1 million paid to Shire and approximately $500,000 paid to other parties for allowable expenses, including patent and trademark costs.

Shire asserts we owe $348,000 in development expenses incurred by it under the collaboration agreement prior to the expiration of the option. We have requested that Shire return certain items to us, including the manufacturing and clinical data it obtained over the course of the agreement, the transfer of the INDs relating to Emitasol (which is substantially complete) and the assignment of the intellectual property relating to Emitasol generated in the course of the development program. While Shire has returned some of these items, we are still in discussion with them as to the resolution of other open items. The failure to quickly resolve any open items on favorable terms relating to this collaboration could result in difficulties finding a new partner to continue the development of Emitasol. Additionally, Shire holds all of our outstanding 2,155,715 Series A preferred shares which represents a beneficial ownership percentage of approximately 5.33% as of March 25, 2002. If we are unable to settle our disagreements with Shire quickly, we may end up in a protracted contract dispute with this major shareholder which may result in increased legal fees, delayed commercialization of Emitasol and lost revenues from the sale of Emitasol.

If we are unable to protect our proprietary rights, we may lose our competitive position and future revenues.

Our success will depend in part on our ability to:

•	obtain patents for our products and technologies,

•	protect trade secrets,

•	operate without infringing upon the proprietary rights of others, and

•	prevent others from infringing on our proprietary rights.

We will only be able to protect our proprietary rights from unauthorized use by third parties to the extent that these rights are covered by valid and enforceable patents or are effectively maintained as trade secrets and are otherwise protectable under applicable law. We will attempt to protect our proprietary position by filing U.S. and foreign patent applications related to our proprietary products, technology, inventions and improvements that are important to the development of our business.

The patent positions of biotechnology and biopharmaceutical companies involve complex legal and factual questions and, therefore, enforceability cannot be predicted with certainty. Patents, if issued, may be challenged, invalidated or circumvented. Thus, any patents that we own or license from third parties may not provide any protection against competitors. Pending patent applications we may file in the future, or those we may license from third parties, may not result in patents being issued. Also, patent rights may not provide us with proprietary protection or competitive advantages against competitors with similar technology. Furthermore, others may independently develop similar technologies or duplicate any technology that we have developed or we will develop. The laws of some foreign countries may not protect our intellectual property rights to the same extent as do the laws of the U.S.

In addition to patents, we rely on trade secrets and proprietary know-how. We currently seek protection, in part, through confidentiality and proprietary information agreements. These agreements may not provide meaningful protection or adequate remedies for proprietary technology in the event of unauthorized use or disclosure of confidential and proprietary information. The parties may not comply or may breach these agreements. Furthermore, our trade secrets may otherwise become known to, or be independently developed by competitors.

Our success will further depend, in part, on our ability to operate without infringing the proprietary rights of others. If our activities infringe on patents owned by others, we could incur substantial costs in defending ourselves in suits brought against a licensor or us. Should our products or technologies be found to infringe on patents issued to third parties, the manufacture, use and sale of our products could be enjoined, and we could be required to pay substantial damages. In addition, we, in connection with the development and use of our products and technologies, may be required to obtain licenses to patents or other proprietary rights of third parties, which may not be made available on terms acceptable to us, if at all.

Since we must obtain regulatory approval to market our products in the United States and in foreign jurisdictions, we cannot predict whether or when we will be permitted to commercialize our products.

Any products that we develop are subject to regulation by federal, state and local governmental authorities in the U.S., including the FDA, and by similar agencies in other countries. Any product that we develop must receive all relevant regulatory approvals or clearances before it may be marketed in a particular country. The regulatory process, which includes extensive preclinical studies and clinical trials of each product to establish its safety and efficacy, is uncertain, can take many years and requires the expenditure of substantial resources. Data obtained from preclinical and clinical activities are susceptible to varying interpretations which could delay, limit or prevent regulatory approval or clearance. In addition, delays or rejections may be encountered based upon changes in regulatory policy during the period of product development and the period of review of any application for regulatory approval or clearance for a product. Delays in obtaining regulatory approvals or clearances could:

•	stall the marketing, selling and distribution of any products that our corporate partners or we develop,

•	impose significant additional costs on our corporate partners and us,

•	diminish any competitive advantages that we or our corporate partners may attain, and

•	decrease our ability to receive royalties and generate revenues and profits.

Regulatory approval, if granted, may entail limitations on the indicated uses for which a new product may be marketed that could limit the potential market for the product. Product approvals, once granted, may be withdrawn if problems occur after initial marketing. Furthermore, manufacturers of approved products are subject to pervasive review, including compliance with detailed regulations governing FDA good manufacturing practices. The FDA has recently revised the good manufacturing practices regulations. Failure to comply with applicable regulatory requirements can result in warning letters, fines, injunctions, civil penalties, recall or seizure of products, total or partial suspension of production, refusal of the government to grant marketing applications and criminal prosecution.

In addition, we cannot predict the extent of government regulations or the impact of new governmental regulations that may result in the delay in the development, production and marketing of our products. As such, we may be required to incur significant costs to comply with current or future laws or regulations. For example, successful late stage Phase III clinical trials for such potentially important treatments such as diabetic gastroparesis and delayed onset emesis will require the enrollment of many patients. Together, the costs of these trials, if funded solely by us, could exceed our current financial resources.

Our ability to generate revenues is affected by the availability of reimbursement on our products, and our ability to generate revenues will be diminished if we fail to obtain an adequate level of reimbursement for our products from third party payors.

In both domestic and foreign markets, sales of our products will depend in part on the availability of reimbursement from third-party payors such as state and federal governments (for example, under Medicare and Medicaid programs in the U.S.) and private insurance plans. VSL#3 currently does not qualify for any reimbursements by third party payors. In certain foreign markets, the pricing and profitability of our products generally are subject to government controls. In the U.S., there have been, and we expect there will continue to be, a number of state and federal proposals that limit the amount that state or federal governments will pay to reimburse the cost of drugs. In addition, we believe the increasing emphasis on managed care in the U.S. has and will continue to put pressure on the price and usage of our products, which may impact product sales. Further, when a new therapeutic is approved, the reimbursement status and rate of such a product is uncertain. In addition, current reimbursement policies for existing products may change at any time. Changes in reimbursement or our failure to obtain reimbursement for our products may reduce the demand for, or the price of, our products, which could result in lower product sales or revenues, thereby weakening our competitive position and negatively impacting our results of operations.

In the U.S., proposals have called for substantial changes in the Medicare and Medicaid programs. If such changes are enacted, they may require significant reductions from currently projected government expenditures for these programs. Driven by budget concerns, Medicaid managed care systems have been under consideration in several states. If the Medicare and Medicaid programs implement changes that restrict the access of a significant population of patients to its innovative medicines, the market acceptance of these products may be reduced.

Legislation in the U.S. requires us to give rebates to state Medicaid agencies based on each state’s reimbursement of pharmaceutical products under the Medicaid program. We also must give discounts or rebates on purchases or reimbursements of pharmaceutical products by certain other federal and state agencies and programs. If these discounts and rebates become burdensome to us, our net sales would decline.

Our stock price has a history of volatility, and an investment in our stock could decline in value.

The price of our stock, like that of other specialty pharmaceutical companies, is subject to significant volatility. Our stock price has ranged in value from $0.43 to $5.25 over the last three years. Any number of events, both internal and external to us, may continue to affect our stock price. These include, without limitation, the quarterly and yearly revenues and earnings, results of clinical trials conducted by us, our partners or by our competitors; announcement by us or our competitors regarding product development efforts, including the status of regulatory approval applications; the outcome of legal proceedings, including claims filed by us against third parties to enforce our patents and claims filed by third parties against us relating to patents held by the third parties; the launch of competing products; the resolution of (or failure to resolve) disputes with collaboration partners; corporate restructuring by us; licensing activities by us; and the acquisition or sale by us of products, products in development or businesses.

In connection with our research and development collaborations, from time to time we invest in equity securities of our corporate partners. The price of these securities also is subject to significant volatility and may be affected by, among other things, the types of events that affect our stock. Changes in the market price of these securities may impact our profitability.

If product liability lawsuits are successfully brought against us or we become subject to other forms of litigation, we may incur substantial liabilities and costs and may be required to limit commercialization of our products.

Our business will expose us to potential liability risks that are inherent in the testing, manufacturing and marketing of pharmaceutical products. The use of any drug candidates ultimately developed by us or our collaborators in clinical trials may expose us to product liability claims and possible adverse publicity. These risks will expand for any of our drug candidates that receive regulatory approval for commercial sale. Product liability insurance for the pharmaceutical industry is generally expensive, if available at all. We currently have product liability insurance for claims up to $5,000,000. However, if we are unable to maintain insurance coverage at acceptable costs, in a sufficient amount, or at all, or if we become subject to a product liability claim, our reputation, stock price and ability to devote the necessary resources to the commercialization of our products could be negatively impacted.

Additionally, although there are currently no lawsuits pending against us, if we were to become subject to litigation, our reputation, stock price and business could be harmed. Potential litigation could arise from a number of factors including disputes with past, current and future employees and partners, class action litigation relating to shareholder lawsuits, frivolous lawsuits filed on behalf of manufactured plaintiffs or any other items not foreseen at this time. We believe we have adequate insurance to protect ourselves against certain claims, however, if we were to become subject to any lawsuit, regardless of its nature and claims, it could consume a substantial portion of our managerial and financial resources, preventing us from devoting the necessary resources on the commercialization of our products.

We have not authorized any person to make a statement that differs from what is in this prospectus. If any person does make a statement that differs from what is in this prospectus, you should not rely on it. This prospectus is not an offer to sell, nor is it seeking an offer to buy, these securities in any state where the offer or sale is not permitted. The information in this prospectus is complete and accurate as of its date, but the information may change after that date.

FORWARD-LOOKING STATEMENTS

This prospectus contains and incorporates by reference forward-looking statements within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934. These forward-looking statements are subject to a number of risks, uncertainties and assumptions about us, including, among other things, those set forth elsewhere in this prospectus under the heading “Risk Factors.” You can identify these forward-looking statements by forward-looking words such as “believe,” “may,” “could,” “will,” “estimate,” “continue,” “anticipate,” “intend,” “seek,” “plan,” “expect,” “should,” “would” and similar expressions in this prospectus.

We undertake no obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise. In light of these risks and uncertainties, the forward-looking events and circumstances discussed in this prospectus may not occur and actual results could differ materially from those anticipated or implied in the forward-looking statements.

USE OF PROCEEDS

We are registering the shares of our common stock offered by this prospectus for the account of the selling stockholders identified in the section of this prospectus entitled “Selling Stockholders.” All of the net proceeds from the sale of our common stock by this prospectus will go to the selling stockholders who offer and sell their shares of our common stock. We will not receive any part of the proceeds from the sale of these securities.

DESCRIPTION OF DEBENTURES AND WARRANTS

We originally issued to the selling stockholders on March 15, 2002 (i) $4,000,000 of 8% convertible debentures and (ii) warrants to purchase common stock. We agreed to pay interest on the debentures at a rate of 8% per annum on a quarterly basis. The debentures are convertible into 2,531,646 shares of our authorized but unissued common stock at a fixed conversion price of $1.58 per share, which was calculated based on 105% of the five day average closing sale price of our common stock immediately prior to the closing date. The debentures mature on March 15, 2005. At maturity, under certain circumstances we may redeem any outstanding debentures for stock. We may redeem SF Capital Partners Ltd.’s debenture for stock, provided the total aggregate number of shares of our common stock we issue to SF Capital Partners Ltd. (including shares issuable upon conversion of their debenture and shares issuable upon exercise of their warrant) does not exceed 7,645,219 shares (representing 19.999% of the total number of issued and outstanding shares of our common stock as of the closing date). We may redeem Defiante Farmaceutica Unipessoal L.D.A.’s debenture for stock, provided the market price of our common stock at the time of redemption is greater than $1.50 per share (representing the five day average closing sale price of our common stock immediately prior to the closing date).

We also issued warrants to the selling stockholders to acquire an aggregate of 1,618,987 shares of our authorized but unissued common stock at an exercise price of $1.70 per share, which was calculated based on 115% of the fifteen day average closing sale price of our common stock immediately prior to the closing date. The warrants are exercisable through March 15, 2006. The terms and conditions of the debentures and warrants are more fully described in the debenture agreements for those debentures and warrant agreements for those warrants, which are filed as exhibits to the registration statement of which this prospectus forms a part.

SELLING STOCKHOLDERS

The shares offered by this prospectus are issuable upon the conversion or redemption of debentures and the exercise of warrants which we originally issued to the selling stockholders. We are registering 2,848,100 shares of common stock issuable to the selling stockholders upon conversion or redemption of the debentures and 1,618,987 shares of common stock issuable to the selling stockholders upon exercise of the warrants.

The following table provides the name of each selling stockholder and the number of shares of our common stock offered by each selling stockholder under this prospectus. Because the selling stockholders may sell all or part of their shares of our common stock under this prospectus and since this offering is not being underwritten on a firm commitment basis, we cannot estimate the number and percentage of shares of our common stock that the selling stockholders will hold at the end of the offering covered by this prospectus.

	Shares Beneficially Owned Before the Offering				Shares Beneficially Owned After the Offering
Name	Number		Percent		Shares Being Offered		Number	Percent
SF Capital Partners Ltd.(1)	2,341,771	(3)	5.0	%(4)	2,341,771	(3)	—	—
Defiante Farmaceutica Unipessoal L.D.A.(2)	2,025,316	(5)	5.0%		2,025,316	(5)	—	—
Robert Schacter	57,000	(6)	*		57,000	(6)	—	—

	Shares Beneficially Owned Before the Offering			Shares Beneficially Owned After the Offering
Name	Number		Percent	Shares Being Offered		Number	Percent
Eric Sloane	23,750	(7)	*	23,750	(7)	—	—
Thomas J. Griesel	14,250	(8)	*	14,250	(8)	—	—
Financial West Group	5,000	(9)	*	5,000	(9)

*	Ownership is less than 1%
(1)
SF Capital Partners Ltd. is an international business company organized under the laws of the British Virgin Islands. Stark Investments Limited Partnership, a Wisconsin limited partnership (“Stark”), and Shepherd Investments International, Ltd., an international business company organized under the laws of the British Virgin Islands (“Shepherd”) are the sole beneficial shareholders of SF Capital Partners Ltd. Staro Asset Management, L.L.C. (“Staro”), a Wisconsin limited liability company, serves as the general partner of Stark and as the investment manager of Shepherd. Michael A. Roth and Brian J. Stark, in their capacity as the managing members of Staro, exercise investment control on behalf of SF Capital Partners Ltd.

(2)	Defiante Farmaceutica Unipessoal L.D.A. is a wholly owned subsidiary of Sigma Tau Finanziaria S.p.A., which is controlled by Paolo Cavazza and Claudio Cavazza.
(3)
Includes 1,265,823 shares of common stock issuable upon conversion of a debenture, an additional 316,454 shares of common stock which may be issued by us upon redemption of a debenture, and 759,494 shares of common stock issuable upon exercise of a warrant. The debenture and warrant issued to SF Capital Partners Ltd. contain provisions limiting SF Capital Partners Ltd.’s ability to convert the debenture and/or exercise the warrant to the extent that such exercise would result in SF Capital Partners Ltd. beneficially owning (for purposes of Section 13(d) of the Securities Exchange Act of 1934) more than 4.99% of our common stock, and such provision could be waived by SF Capital Partners Ltd. on no less than sixty one days notice to us.

(4)
Ownership percentage based on 1,265,823 shares of common stock issuable upon conversion of a debenture and 759,494 shares of common stock issuable upon exercise of a warrant. The debenture and warrant issued to SF Capital Partners Ltd. contain provisions limiting SF Capital Partners Ltd.’s ability to convert the debenture and/or exercise the warrant to the extent that such exercise would result in SF Capital Partners Ltd. beneficially owning (for purposes of Section 13(d) of the Securities Exchange Act of 1934) more than 4.99% of our common stock, and such provision could be waived by SF Capital Partners Ltd. on no less than sixty one days notice to us.

(5)	Includes 1,265,823 shares of common stock issuable upon conversion of a debenture and 759,493 shares of common stock issuable upon exercise of a warrant.
(6)	Includes 57,000 shares of common stock issuable upon exercise of a warrant.
(7)	Includes 23,750 shares of common stock issuable upon exercise of a warrant.
(8)	Includes 14,250 shares of common stock issuable upon exercise of a warrant.
(9)	Includes 5,000 shares of common stock issuable upon exercise of a warrant.

Pursuant to agreements between us and the selling stockholders, we agreed to file a registration statement covering the shares of common stock issuable to the selling stockholders.

        None of the selling stockholders has any position, office or other material relationship with us or any of our affiliates, nor have they had any position, office or material relationship with us or any of our affiliates within the past three years, except as follows: Defiante Farmaceutica Unipessoal L.D.A. is a wholly owned subsidiary of Sigma Tau Finanziaria S.p.A. Sigma Tau Finanziaria S.p.A and its affiliates beneficially own approximately 39% of our outstanding common stock as of March 31, 2002.

PLAN OF DISTRIBUTION

The selling stockholders and any of their pledgees, assignees and successors-in-interest may, from time to time, sell any or all of their shares of common stock on any stock exchange, market or trading facility on which the shares are traded or in private transactions. These sales may be at fixed or negotiated prices. The selling stockholders may use any one or more of the following methods when selling shares:

•	ordinary brokerage transactions and transactions in which the broker-dealer solicits purchasers;

•	block trades in which the broker-dealer will attempt to sell the shares as agent but may position and resell a portion of the block as principal to facilitate the transaction;

•	purchases by a broker-dealer as principal and resale by the broker-dealer for its account;

•	an exchange distribution in accordance with the rules of the applicable exchange;

•	privately negotiated transactions;

•	short sales;

•	broker-dealers may agree with the selling stockholders to sell a specified number of such shares at a stipulated price per share;

•	a combination of any such methods of sale; and

•	any other method permitted pursuant to applicable law

The selling stockholders may also sell shares under Rule 144 under the Securities Act of 1933, if available, rather than under this prospectus.

Broker-dealers engaged by the selling stockholders may arrange for other brokers-dealers to participate in sales. Broker-dealers may receive commissions or discounts from the selling stockholders (or, if any broker-dealer acts as agent for the purchaser of shares, from the purchaser) in amounts to be negotiated. The selling stockholders do not expect these commissions and discounts to exceed what is customary in the types of transactions involved.

The selling stockholders may from time to time pledge or grant a security interest in some or all of the shares of common stock or warrants owned by them and, if they default in the performance of their secured obligations, the pledgees or secured parties may offer and sell the shares of common stock from time to time under this prospectus, or under an amendment to this prospectus under Rule 424(b)(3) or other applicable provision of the Securities Act of 1933 amending the list of selling stockholders to include the pledgee, transferee or other successors in interest as selling stockholders under this prospectus.

The selling stockholders also may transfer the shares of common stock in other circumstances, in which case the transferees, pledgees or other successors in interest will be the selling beneficial owners for purposes of this prospectus.

The selling stockholders and any broker-dealers or agents that are involved in selling the shares may be deemed to be “underwriters” within the meaning of the Securities Act of 1933 in connection with such sales. In such event, any commissions received by such broker-dealers or agents and any profit on the resale of the shares purchased by them may be deemed to be underwriting commissions or discounts under the Securities Act of 1933. The selling stockholders have informed Questcor that they do not have any agreement or understanding, directly or indirectly, with any person to distribute the common stock.

Questcor is required to pay all fees and expenses incident to the registration of the shares. Questcor has agreed to indemnify the selling stockholders against certain losses, claims, damages and liabilities, including liabilities under the Securities Act of 1933.

LEGAL MATTERS

The legality of our common stock offered by this prospectus will be passed upon by Latham & Watkins, San Diego, California.

EXPERTS

Ernst & Young, LLP, independent auditors, have audited our consolidated financial statements and schedule included in our Annual Report on Form 10-K for the year ended December 31, 2001, as set forth in their report, which is incorporated by reference in this prospectus and elsewhere in the registration statement. Our consolidated financial statements and schedule are incorporated by reference in reliance on Ernst & Young LLP’s report, given on their authority as experts in accounting and auditing.

WHERE TO FIND ADDITIONAL INFORMATION

We file annual, quarterly and special reports, proxy statements and other information with the SEC. You may read and copy materials we have filed with the SEC at the SEC’s Public Reference Room at 450 Fifth Street, N.W., Washington, D.C. 20549. Please call the SEC at 1-800-SEC-0330 for further information on the operation of its Public Reference Room. Our SEC filings also are available to the public on the SEC’s Internet site at www.sec.gov. In addition, you may obtain a copy of our SEC filings at no cost by writing or telephoning our Chief Financial Officer at:

Questcor Pharmaceuticals, Inc.
3260 Whipple Road
Union City, California 94587
(510) 400-0700

The SEC allows us to “incorporate by reference” in this prospectus information we file with the SEC, which means that we may disclose important information in this prospectus by referring you to the document that contains the information. The information incorporated by reference is considered to be a part of this prospectus, and later information filed with the SEC will update and supersede this information. Questcor incorporates by reference the documents listed below and any future filings it makes with the SEC under Section 13(a), 13(c), 14 or 15(d) of the Securities Exchange Act of 1934, until the offering of securities covered by this prospectus is completed:

•	Our Annual Report on Form 10-K for the fiscal year ended December 31, 2001 filed with the SEC on March 19, 2002;
•	Our Quarterly Report on Form 10-Q for the quarter ended March 31, 2002 filed with the SEC on May 10, 2002;

•	Our Definitive Proxy Statement on Schedule 14A filed with the SEC on March 28, 2002; and

•	The description of our common stock contained in our (formerly Cypros Pharmaceutical Corporation) Registration Statement on Form 8-A filed with the SEC on October 26, 1992, as amended;

All documents filed by us pursuant to Section 13(a), 13(c), 14 or 15(d) of the Exchange Act subsequent to the date this Registration Statement is filed with the SEC and prior to the filing of a post-effective amendment which indicates that all securities offered have been sold or which deregisters all securities then remaining unsold shall be deemed to be incorporated by reference in this Registration Statement and to be a part of it from the respective dates of filing of such documents. Any statement contained in a document incorporated or deemed to be incorporated by reference herein shall be deemed to be modified or superseded for purposes of this Registration Statement to the extent that a statement contained herein or in any other subsequently filed document which also is or is deemed to be incorporated by reference herein modifies or supersedes such statement. Any such statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute a part of this Registration Statement.

We have filed with the SEC a Registration Statement on Form S-3 under the Securities Act of 1933, relating to the securities that may be offered by this prospectus. This prospectus is a part of that Registration Statement, but does not contain all of the information in the Registration Statement. For more detail concerning Questcor and any securities offered by this prospectus, you may examine the Registration Statement and the exhibits filed with it at the offices of the SEC.

You should rely only on the information provided or incorporated by reference in this prospectus or in the applicable supplement to this prospectus. You should not assume that the information in this prospectus and the applicable supplement is accurate as of any date other than the date on the front cover of the document.

PART II

INFORMATION NOT REQUIRED IN PROSPECTUS

Item 14.    Other Expenses of Issuance and Distribution

Our estimated expenses in connection with the distribution of the securities being registered are as set forth in the following table:

SEC Registration Fee	$737.70
Legal Fees and Expenses	20,000.00
Accounting Fees and Expenses	7,500.00
Printing and Engraving Expenses	5,000.00
Miscellaneous	6,762.30

Total	$40,000.00

All of the above items except the registration fee are estimates.

Item 15.    Indemnification of Directors and Officers

Section 317 of the California General Corporation Law authorizes a court to award, or a corporation’s Board of Directors to grant, indemnity to directors and officers who are parties or are threatened to be made parties to any proceeding (with exceptions) by reason of the fact that the person is or was an agent of the corporation, against expenses, judgments, fines, settlements and other amounts actually and reasonably incurred in connection with the proceeding if that person acted in good faith and in a manner the person reasonably believed to be in the best interests of the corporation. This limitation on liability has no effect on a director’s liability (i) for acts or omissions that involve intentional misconduct or a knowing and culpable violation of law, (ii) for acts or omissions that a director believes to be contrary to the best interests of the corporation or its security holders or that involve the absence of good faith on the part of the director, (iii) relating to any transaction from which a director derived an improper personal benefit, (iv) for acts or omissions that show a reckless disregard for the director’s duty to the corporation or its security holders in circumstances in which the director was aware, or should have been aware, in the ordinary course of performing a director’s duties, of a risk of a serious injury to the corporation or its security holders, (v) for acts or omissions that constitute an unexcused pattern of inattention that amounts to an abdication of the directors’ duty to the corporation or its security holders, (vi) under Section 310 of the California General Corporation Law (concerning contracts or transactions between the corporation and a director) or (vii) under Section 316 of the California General Corporation Law (directors’ liability for improper dividends, loans and guarantees). The provision does not extend to acts or omissions of a director in his capacity as an officer. Further, the provision has no effect on claims arising under federal or state securities laws and does not affect the availability of injunctions and other equitable remedies available to our security holders for any violation of a director’s fiduciary duty to us or our security holders. Although the validity and scope of the legislation underlying the provision have not yet been interpreted to any significant extent by the California courts, the provision may relieve directors of monetary liability to us for grossly negligent conduct, including conduct in situations involving attempted takeovers of Questcor.

In accordance with Section 317, our Amended and Restated Articles of Incorporation (the “Articles”), limit the liability of a director to Questcor or our security holders for monetary damages to the fullest extent permissible under California law, and authorizes Questcor to provide indemnification to its agents (including officers and directors), subject to the limitations set forth above. Our Bylaws further provide for indemnification of corporate agents to the maximum extent permitted by the California General Corporation Law.

Pursuant to the authority provided in the Articles, we have asked our shareholders to approve a form of indemnification agreement for our officers and directors and plan to enter into indemnification agreements with each of our officers and directors, indemnifying them against potential liabilities that may arise as a result of their service and providing for other protection.

We also maintain insurance policies that insure our officers and directors against liabilities arising from their positions.

The foregoing summaries are necessarily subject to the complete text of the statute, the Articles, the Bylaws and the agreements referred to above and are qualified in their entirety by reference thereto.

Item 16.    Exhibits

The Exhibit Index is attached hereto on page E-1.

Item 17.    Undertakings

(a)  The undersigned registrant hereby undertakes:

(1)  To file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement:

(i)  To include any prospectus required by Section 10(a)(3) of the Securities Act of 1933;

(ii)  To reflect in the prospectus any facts or events arising after the effective date of the registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the registration statement. Notwithstanding the foregoing, any increase or decrease in volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of prospectus filed with the SEC pursuant to Rule 424(b) if, in the aggregate, the changes in volume and price represent no more than a 20 percent change in the maximum aggregate offering price set forth in the “Calculation of Registration Fee” table in the effective registration statement; and

(iii)  To include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in this registration statement; provided, however, that subparagraphs (a)(1)(i) and (a)(1)(ii) above do not apply if the information required to be included in a post-effective amendment by those paragraphs is contained in periodic reports filed with or furnished to the SEC by the Registrant pursuant to Section 13 or Section 15(d) of the Securities Exchange Act of 1934 that are incorporated by reference in this registration statement;

provided, however, that the undertakings set forth in paragraphs (a)(1)(i) and (a)(1)(ii) above do not apply if the Registration Statement is on Form S-3, Form S-8 or Form F-3, and the information required to be included in a post-effective amendment by those paragraphs is contained in periodic reports filed with or furnished to the Commission by the Company pursuant to Section 13 or 15(d) of the Exchange Act that are incorporated by reference in this Registration Statement.

(2)  That, for the purpose of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered herein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(3)  To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

(b)  The undersigned registrant hereby further undertakes that, for the purposes of determining any liability under the Securities Act of 1933, each filing of the registrant’s annual report pursuant to Section 13(a) or

Section 15(d) of the Securities Exchange Act of 1934 that is incorporated by reference in this registration statement shall be deemed to be a new registration statement relating to the securities offered herein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(c)  Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the registrant pursuant to existing provisions or otherwise, the registrant has been advised that in the opinion of the SEC such indemnification is against public policy as expressed in the Securities Act of 1933 and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act of 1933 and will be governed by the final adjudication of such issue.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, as amended, the Registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form S-3 and has duly caused Amendment No. 2 to this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Union City, County of Alameda, State of California, on June 5, 2002.

QUESTCOR PHARMACEUTICALS, INC. By: /s/ CHARLES J. CASAMENTO
Charles J. Casamento Chairman, President and Chief Executive Officer

POWER OF ATTORNEY

Pursuant to the requirements of the Securities Act of 1933, Amendment No. 2 to this Registration Statement has been signed below by the following persons in the capacities and on the dates indicated.

Signature	Title	Date

/s/ CHARLES J. CASAMENTO Charles J. Casamento	Chairman, President and Chief Executive Officer and Director (Principal Executive Officer)	June 5, 2002

* Timothy E. Morris	Vice President, Finance & Administration, and Chief Financial Officer (Principal Financial and Accounting Officer)	June 5, 2002

* Robert F. Allnutt	Director	June 5, 2002

* Frank J. Sasinowski	Director	June 5, 2002

* Jon S. Saxe	Director	June 5, 2002

* John T. Spitznagel	Director	June 5, 2002

* Roger G. Stoll	Director	June 5, 2002

* Virgil D. Thompson	Director	June 5, 2002

*By	/s/ CHARLES J. CASAMENTO
Charles J. Casamento Attorney-in-Fact

EXHIBIT INDEX

Exhibit Number	Description

4.1(1)	Form of Common Stock Certificate.

4.3.1*	Securities Purchase Agreement between the Company and SF Capital Partners Ltd. dated March 15, 2002.

4.3.2*	Convertible Debenture between the Company and SF Capital Partners Ltd. dated March 15, 2002.

4.3.3*	Registration Rights Agreement between the Company and SF Capital Partners Ltd. dated March 15, 2002.

4.3.4*	Warrant between the Company and SF Capital Partners Ltd. dated March 15, 2002.

4.4.1*	Securities Purchase Agreement between the Company and Defiante Farmaceutica Unipessoal L.D.A. dated March 15, 2002.

4.4.2*	Convertible Debenture between the Company and Defiante Farmaceutica Unipessoal L.D.A. dated March 15, 2002.

4.4.3*	Registration Rights Agreement between the Company and Defiante Farmaceutica Unipessoal L.D.A. dated March 15, 2002.

4.4.4*	Warrant between the Company and Defiante Farmaceutica Unipessoal L.D.A. dated March 15, 2002.

4.5*	Warrant between the Company and Robert Schacter dated March 15, 2002.

4.6*	Warrant between the Company and Eric Sloane dated March 15, 2002.

4.7*	Warrant between the Company and Thomas J. Griesel dated March 15, 2002.

4.8*	Warrant between the Company and Financial West Group dated March 15, 2002.

5.1*	Opinion of Latham & Watkins.

23.1*	Consent of Latham & Watkins (contained in Exhibit 5.1).

23.2+	Consent of Ernst & Young LLP, Independent Auditors.

24.1*	Powers of Attorney.

(1)	Filed as an exhibit to Questcor’s, formerly Cypros Pharmaceutical Corporation, Registration Statement on Form 8-A, as amended (File No. 33-51682), and incorporated herein by reference.

*	Previously filed.

+	Filed herewith.